SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Senseonics Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

81727U105
(CUSIP Number)

December 31, 2020
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81727U105	13G/A	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS SOROS FUND MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 12,257,128 Shares issuable upon the conversion of Convertible Notes
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 12,257,128 Shares issuable upon the conversion of Convertible Notes
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,257,128 Shares issuable upon the conversion of Convertible Notes
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.75%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 81727U105	13G/A	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS GEORGE SOROS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 12,257,128 Shares issuable upon the conversion of Convertible Notes
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 12,257,128 Shares issuable upon the conversion of Convertible Notes
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,257,128 Shares issuable upon the conversion of Convertible Notes
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.75%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 81727U105	13G/A	Page 4 of 7 Pages

Item 1(a).	NAME OF ISSUER.

The name of the issuer is Senseonics Holdings, Inc. (the "Issuer").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Company's principal executive offices are located at 20451 Seneca Meadows Parkway, Germantown, MD 20876-7005.

Item 2(a).	NAME OF PERSON FILING:

This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

(i)	Soros Fund Management LLC ("SFM LLC"); and

(ii)	George Soros.

This statement relates to Shares (as defined herein) issuable upon the conversion of 5.25% Convertible Senior Notes due 2025 of the Issuer (the "2025 Notes") and Shares issuable upon the conversion of 5.25% Convertible Senior Notes due 2023 of the Issuer (the "2023 Notes" and collectively with the 2025 Notes, the "Convertible Notes") held for the accounts of Quantum Partners LP, a Cayman Islands exempted limited partnership ("Quantum Partners") and Shares issuable upon the conversion of Convertible Notes held for a certain other fund/account (the "Managed Account"). SFM LLC serves as investment manager to Quantum Partners and the Managed Account. As such, SFM LLC has been granted investment discretion over portfolio investments, including the securities of the Issuer, held for the accounts of Quantum Partners and the Managed Account. George Soros serves as Chairman of SFM LLC and has sole discretion to replace FPR Manager LLC, the Manager of SFM LLC.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons is 250 West 55th Street, 29th Floor, New York, NY 10019.

Item 2(c).	CITIZENSHIP:

(i) SFM LLC is a Delaware limited liability company; and

(ii) George Soros is a citizen of the United States.

CUSIP No. 81727U105	13G/A	Page 5 of 7 Pages

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, par value $0.001 per share (the "Shares").

Item 2(e).	CUSIP NUMBER:

81727U105

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ________________________________________

CUSIP No. 81727U105	13G/A	Page 6 of 7 Pages

Item 4.	OWNERSHIP.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentages set forth herein are calculated based upon 245,666,611 Shares reported to be outstanding as of November 4, 2020, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020 filed with the Securities and Exchange Commission on November 9, 2020 and assumes the full conversion of the Convertible Notes reported herein.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

The partners of Quantum Partners and the Managed Account are entitled to receive, or have the power to direct, the receipt of dividends from or the proceeds of sales of the Shares issuable upon conversion of Convertible Notes held for the accounts of Quantum Partners and the Managed Account, as applicable, in accordance with their ownership interests in Quantum Partners and the Managed Account.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 81727U105	13G/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: February 16, 2021

SOROS FUND MANAGEMENT LLC

By: /s/ Regan O'Neill
Name: Regan O'Neill
Title: Assistant General Counsel

GEORGE SOROS

By: /s/ Regan O'Neill
Name: Regan O'Neill Title: Attorney-in-Fact